SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida  33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

January 20, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	Heather Clark, Sonia Bednarowski
Linda Cvrkel, Branch Chief

Re:	China Armco Metals, Inc.
Form 10-K for the year ended December 31, 2009 Filed March 31,2010
Form 10-Q for the quarter ended June 30, 2010 Filed August 16, 2010
Form 10-Q for the quarter ended September 30, 2010 Filed November 15, 2010
File No. 001-34631

Ladies and Gentlemen:

China Armco Metals, Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 29, 2010. Following are the Company’s responses to the staff’s comments contained in such letter.

Annual Report on Form 10-K for the year ended December 31. 2009

Board Committees, page 7

1.
Please confirm that in future filings you will discuss whether, and if so how, your nominating and governance committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi).

RESPONSE: The Company hereby confirms that it will include in its future filings information on if and how its nominating and governance committee considers diversity in identifying nominees for its Board of Directors, in accordance with Item 407(c)(vi) of Regulation S-K.

Our performance, page 22

2.
We note from your disclosure in the second paragraph that your accounts receivable increased by $11.7 million mainly due to the extension of credit terms given to your customers. Please tell us if such extension was outside of the customary credit terms issued to your customers and if so, tell us what effect, if any, the change in credit terms had on revenue recognition such as the company's ability to meet the following revenue recognition criteria: (1) sales price is fixed and determinable and (2) collectability is probable. If no consideration was given, please explain why.

RESPONSE: The credit terms for sales in the second half of fiscal 2009 did not depart materially from the Company’s standard credit terms.  The Company’s use of the term “extension of credit terms” was intended to explain that credit terms were given to the Company’s customers consistent with the Company’s established practices, albeit on a significant increase in sales volume.  This language was not intended to mean that the Company gave its customers a longer period of time to pay for their purchases.  These credit terms had no impact on the Company’s revenue recognition as all of the revenue recognition criteria, including that the sales price be fixed and determinable and that collectability is reasonably assured, were met.  The Company will revise the language in future periods as appropriate to make this clear.

Critical Accounting Policies, page 29

3.          We note that your critical accounting policies disclosures refer to note 2 of the financial statements. In this regard, we believe this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure - (i) provide greater insight into the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

RESPONSE:  In an effort to improve the Company’s disclosure regarding its critical accounting policies, the Company will endeavor to address the areas listed above in its Annual Report on Form 10-K for the year ended December 31, 2010, which the Company expects to file no later than March 31, 2011.

Financial Statements, page F-I
Report of Independent Registered Public Accounting Firm, page F-2

4.
We note from the report of the independent registered public accounting firm that the independent registered public accounting firm conducts its operations from Skillman, New Jersey. We also note from the discussion contained throughout the filing that the company's operations are conducted in China. Given that the company's operations are conducted entirely in China, it is unclear if the independent registered public accounting firm performed the audit of the company's financial statements using its own employees or whether it relied on the work of another firm or by using the work of assistants engaged from outside of the firm. Please tell us whether the audit of the company's financial statements was completed by personnel from the firm Li & Company, PC or by using the work of other auditors or outside assistants. Furthermore, if the audit was completed using the work of other auditors or outside assistants, please explain how the independent registered accounting firm complied with the guidance outlined in Staff Audit Practice Alert No.6 issued by the Public Company Accounting Oversight Board on July 12, 2010. We may have further comment upon receipt of your response.

RESPONSE:  The Company’s independent registered public accounting firm, Li & Company, PC, performed the audit of the Company’s financial statements using its own employees and the audit of the Company's financial statements was completed by personnel from the firm Li & Company, PC.  Li & Company’s personnel performed all of the audit fieldwork and audit procedures at the Company’s premises in China from February 21, 2010 through March 15, 2010.  Li & Company did not utilize the services of any other auditors or outside assistants in performing the audits of the Company’s financial statements.

Consolidated Statements of Income and Comprehensive Income, page F-4

5.
Please tell us the nature of the line item "Gain from contracts termination." Your response should include the nature of the contract terminated and the calculation of the gain recognized of $1.2 million.

RESPONSE:  This item pertains to a contract for the sale of laterite-nickel ore that was entered into in June 2007 between Henan Armco, a subsidiary of the Company, and Sichuan Xinhe (“Xinhe”).  A dispute arose between the two parties regarding the percentage of nickel content of the goods delivered relative to the percentage specified in the contract, with Xinhe refusing to take delivery of the goods.  On November 6, 2007 Henan Armco filed a lawsuit against Xinhe.  On February 15, 2008, under court mediation, both parties reached a settlement of RMB 8 million (equivalent to $1,151,453) of compensatory damages from Xinhe to Henan Armco, which was comprised of (i) forfeiture of the RMB 4 million deposit made by Xinhe per the original contract and (ii) RMB4 million to be paid by Xinhe.  The Company recognized the entire balance of RMB8 million ($1,151,453) as a gain from contract termination upon receipt of the RMB 4 million in 2008.

Consolidated Statement of Stockholders' Equity, page F-5

6.
We note the column "Deferred Compensation" on your Consolidated Statement of Stockholders' Equity. Please note that under upon adoption of the updated accounting guidance in ASC Topic 718, deferred compensation accounts were to be eliminated against the appropriate equity accounts, generally paid-in-capital, and no longer used. Please revise your statement of stockholders' equity in future filings to eliminate deferred compensation from your statement of stockholders' equity and record such transactions in additional paid in capital.

RESPONSE:  The Company acknowledges the staff’s comment and will revise its future filings accordingly.

Notes to the Consolidated Financial Statements, page F-7
Note 1 - Organization and Operations, page F-7
Merger of Armco & Metawise (H.K) Ltd. and Subsidiaries ("Armco"), page F-7

7.
We note that the company has accounted for the June 27, 2008 transaction as a reverse acquisition. We further note that the company simultaneously acquired Armco & Metawise.  In this regard, please clarify the following for us:

•	Tell us the amount of shares of the company that were issued to the former owner of Cox in exchange for the outstanding shares of Cox, including the amount of Cox shares;
•
Explain in further detail how the company accounted for the issuance of the option to Ms. Gao on June 27,2008, entitling Ms. Gao to exercise the option for 5,300,000 shares at an exercise price of $1.30 per share of the new company's stock and 2,000,000 shares at an exercise price of $5 per share; and

•
Further explain the cancellation of shares related to the fertilizer business on December 30, 2008, including to whom the fertilizer business was sold, any proceeds received from the sale, including any gain or loss recognized on the sale and any consideration paid for the cancellation of the shares, if applicable.

RESPONSE:  No shares of the Company’s common stock, or other securities, were issued to Stephen Cox, the former majority shareholder and founder of the Company.  There were 10,000,000 shares of Cox common stock issued and outstanding prior to the reverse acquisition, 7,694,000 of which were cancelled, and 2,306,000 shares were retained by the former shareholders of Cox Distributing subsequent to the June 27, 2008 purchase of Armco.  Of this amount, 6,200 shares were owned by Mr. Cox, as disclosed in the Company’s Form 8-K filed with the Commission on July 1, 2008.

The Company accounted for the issuance of both options to Ms. Gao as a reverse acquisition and recapitalization.  The terms of the option for 5,300,000 shares allowed the Company, upon five days prior written notice, to demand that the holder of the option purchase all or part of the shares subject to the option in the event the option was not exercised.  Prior to the acquisition of Armco, Cox had minimal cash and net assets and had no capability of satisfying the $6,890,000 promissory note issued to Ms. Gao in cash. On August 12, 2008, Ms. Gao exercised her option to purchase the 5,300,000 shares of  common stock and cancelled the June 25, 2008 Promissory Note in the principal amount of $6,890,000 in payment of the purchase of the 5,300,000 shares. The 5,300,000 shares issued represented approximately 69.7% (5,300,000/(5,300,000+(10,000,000-7,694,000))) of the issued and outstanding common stock immediately after the consummation of the reverse acquisition and exercise of the option to purchase 5,300,000 shares of the Company’s common stock at $1.30 per share, resulting in a change in control of the Company.

On December 30, 2008, the Company sold all of the assets of its fertilizer business to Mr. Stephen E. Cox in exchange for 6,200 shares of the Company’s common stock owned by Mr. Cox and his agreement to assume all the liabilities associated with the business.  Upon closing of the sale, the Company cancelled the 6,200 shares of its stock and recognized a gain of $61,514 from disposal of the fertilizer business.

Note 2 - Summary of Significant Accounting Policies, page F-8
Stock-based compensation for obtaining employee services, page F-12

8.
We note that a volatility of 0% was used in the valuation of stock options granted to employees. Please tell us why you believe using a volatility of 0% is appropriate given the lack of trading history of the company. Refer to SAB Topic 14D, question 6 and advise.

RESPONSE:  A volatility of 0% was inadvertently used in the valuation of stock options granted to Ms. Feng Gao in connection with the Company’s acquisition of Armco. Volatility should have been 89% using the historical volatility of 14 comparable companies in the metal/industrial metals industries. Because the Company did not record the fair value of the options granted Ms. Gao as the options were included as part of the reverse acquisition and recapitalization, the volatility attributable to the Company’s common stock did not have an effect on the Company’s consolidated financial statements for fiscal 2009 or fiscal 2010.  The Company also notes that no stock options were granted to employees during fiscal 2009 and fiscal 2010.

Note 12 - Stockholders' Equity, page F-29 Stock Options, page F-30

9.
Your disclosure indicates that the fair value of the stock option granted to Ms. Gao during 2008 was zero and as such, although fully vested, no compensation cost was recognized. In this regard, please provide us with your calculation of the option's fair value at issuance, including all relevant facts and assumptions used in the calculation which support your conclusion that the stock options to purchase shares of your common stock should be assigned no value. We may have further comment upon receipt of your response.

RESPONSE:  The fair value of the June 27, 2008 option to purchase 2 million common shares exercisable at $5.00 per share vested upon issuance was approximately $435,000, using the Black-Scholes option-pricing model with the following assumptions:

Expected option life (year)	2.00
Expected volatility	89.00%
Risk-free interest rate	2.65%
Dividend yield	0.00%

The Company concluded that no compensation expense should be recognized for the issuance of this option since it was granted as part of the terms of the reverse acquisition.

Form 8-K filed May 17, 2010

10.
Item 2.02 of Form 8-K and Item 10(e)(l)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. Given that your non-GAAP net income and non-GAAP earnings per share are disclosed prior to the corresponding GAAP amounts in both the "Financial Highlights" and "First Quarter 2010 Financial Results" section, we believe the non-GAAP measures have been given greater prominence. Please revise future filings to present the equivalent GAAP measure with equal or greater prominence.

RESPONSE:  The Company acknowledges the staff’s comment and will ensure that the GAAP financial measurements are given equal or greater prominence than the corresponding or related non-GAAP financial measurements in future filings, in accordance with Regulation S-K.

Quarterly Report on Form 10-Q for the quarter ended June 30, 2010

Financial Statements, page 1
Consolidated Statements of Cash Flows, page 4

11.
We refer to the line item "Change in fair value of derivative liability" in the amount of $(610,127) for the six months ended June 30, 2010. Please reconcile this amount with the $(106,127) reported in the consolidated statements of income on page 3 for the "loss (gain) on change in fair value of derivative liability." Similarly reconcile the difference contained in the financial statements for the quarter ended March 31, 2010.

RESPONSE:  The line item "Change in fair value of derivative liability" contained in the consolidated statements of cash flows should have been ($106,127) for the six months ended June 30, 2010, the same amount reported in the consolidated statements of income for the "loss (gain) on change in fair value of derivative liability."  The amount reflected in the consolidated statements of cash flows as filed incorrectly included an adjustment to financing activities of $500,000 related to the exercise of warrants to purchase the Company’s common stock and $4,000 related to stock based compensation.  The effect of this error was to understate cash provided by operating activities and overstate cash provided by financing activities by $500,000 in the consolidated statements of cash flows for the six months ended June 30, 2010.  The Company does not believe that it is necessary to amend its Quarterly Report for the period ended June 30, 2010 as management believes these misstatements are immaterial and have no impact to the Company’s liquidity, financial condition or results of operations.

With respect to the differences contained in the financial statements for the quarter ended March 31, 2010, the Company inadvertently filed a draft consolidated statement of cash flows for the three months ended March 31, 2010 during the EDGAR preparation process.  Attached to this letter as Exhibit A is the correct consolidated statement of cash flows for the period that should have been filed.  There is no difference between the amount reported in the consolidated statements of income for the loss (gain) on change in fair value of derivative liability and the corresponding amount contained in the final consolidated statements of cash flows attached as Exhibit A. The Company will amend its quarterly report on Form 10-Q for the three months ended March 31, 2010 to include the final consolidated statement of cash flows for the quarter then ended which is attached to this letter.

Consolidated Statements of Stockholders' Equity

12.
We note from your disclosures contained the notes to the consolidated financial statements numerous transactions and issuances of equity instruments during fiscal 2010 which impacted shareholder's equity, for example, the sale of your common stock and related issuance of warrants in April 2010; issuance of common stock for consulting services; proceeds received from exercises of warrants and stock options; issuance of common stock for loan guarantee in June 2010; and extinguishment of derivative warrant liability. In light of the significant activity, please provide us with your statements' of stockholders' equity in your next response to us. Furthermore, in order to better provide investors with a clear understanding of the transactions effecting shareholders' equity, we believe you should also include a statements of stockholders' equity in future quarterly filings. Please confirm your understanding of this matter as part of your next response to us.

RESPONSE:  Included as Exhibit B of this letter is the Company’s Statement of Stockholders’ Equity for the nine months ended September 30, 2010.  The Company also confirms its understanding of the staff’s comment and will include a Statement of Stockholders’ Equity in its future quarterly filings.

Notes to the Consolidated Financial Statements, page 5
Note 2 - Summary of Significant Accounting Policies, page 6
Property, Plant and Equipment, page 8

13.
Previously you included a footnote which reflected the various categories of property plant and equipment at each balance sheet date; however, we note that such footnote has been omitted from notes to the financial statements included in the Form 10-Q for the quarter ended June 30, 2010. Given the significant additions that have been made during fiscal 2010 and the quarter ended June 30. 2010, we believe such information is important to investors especially in light of the fact that the scrap metal recycling facility became operational during the second quarter of fiscal 2010 for which the balance of your construction in progress was attributed. In this regard, please provide us with a breakdown of the various categories of property, plant, and equipment as of your most recent balance sheet date and revise future filings, accordingly. As part of your response and revised disclosure, please provide the estimated useful lives of property plant and equipment by category. Also, please tell us and revise MD&A to disclose where depreciation expense is being recorded within the statements of operations as it is unclear from your current disclosures.

RESPONSE:  The Company’s property, plant and equipment as of September 30, 2010 is comprised of the following:

	Estimated Useful Life (Years)

Buildings and leasehold improvements	20	$442,429
Construction in progress		21,158,011
Machinery and equipment	7	10,760,649
Vehicles	5	301,013
Office equipment	5-8	433,744
		33,095,846
Less: accumulated depreciation		(354,306)
		32,741,540

Depreciation expense is included in general and administrative expenses.  The Company confirms that it will revise its future filings to include the breakdown of property, plant and equipment by category in the notes to the financial statements and will disclose in its MD&A where depreciation expense is recorded in its statement of operations.

Note 6 - Instruments and Fair Value of Financial Instruments, page 19 (in Warrants issued in April 2010. page 20)
Derivative Analysis, page 21

14.	We note your disclosure that the derivatives issued in April 2010 meet the requirements of ASC 815-40 for equity classification. Please provide us with your analysis.

RESPONSE:  Attached as Exhibit C is the report of the Company’s third party valuation specialist covering all of the Company’s warrants outstanding as of June 30, 2010.  Exhibit A of the valuation report evaluates the warrants that were issued in April of 2010 to determine if they meet the requirements of ASC 815-40 for equity classification.

Note 7 - Stockholders' Equity, page 22
Sale of common stock, page 22

15.
Please reconcile for us the gross proceeds and expenses from the April 2010 stock issuance to the amount reflected on the cash flow statement of $9,112,973 for the issuance of common stock and warrants.

RESPONSE:  On April 20, 2010, the Company issued 1,538,464 shares of its common stock and warrants to purchase an additional 1,538,464 shares of its common stock for total gross proceeds of $10,000,016.  In connection with this offering, the Company paid $499,987 to the placement agent, Rodman & Renshaw, LLC, and paid $300,000 to China Direct Investments, Inc. for professional services pertaining to this transaction.  In addition, the Company incurred legal fees in the amount of $83,556 and escrow fees in the amount of $3,500.  As a result, the net cash proceeds to the Company from this offering were $9,112,973.

Issuance of common stock for services, page 22

16.
We note that you issued 80,000 shares of common stock to China Direct Investments as consideration for management and accounting consulting services for the period beginning January 1. 2010 through December 31, 2010. We also note that you indicate there is no performance commitment at the date of the agreement and that you are using the date(s) at which performance is complete as the measurement dates(s). In this regard, please provide us with the pertinent terms of the arrangement, including whether the shares of common stock issued to China Direct Investments are fully vested and/or non-forfeitable. If such shares are fully vested and non-forfeitable, please tell us how your accounting treatment complies with the guidance prescribed in ASC 505-50-25-7.

RESPONSE:  Under the terms of the agreement with China Direct Investments, Inc., 25% of the shares issued were earned by China Direct Investments for the services provided during each of the three month periods ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010.  China Direct Investments had the right to terminate the agreement at any time by providing the Company with 30 days prior written notice, and the Company had the right to terminate the agreement in the event of a material breach of the agreement by China Direct Investments, subject to a 30 day cure period.  In the event the agreement were terminated either by the Company or by China Direct Investments, China Direct Investments would have been required to return to the Company all unearned consulting fees as of the date of termination.  As a result, the shares issued to China Direct Investments on February 5, 2010 were not fully vested and were forfeitable.

17.
Notwithstanding the above, please tell us how you determined the value of $5.48 per share used in calculating consulting expense associated with the shares earned for the quarter ended March 31, 2010. We note that you have also recorded deferred compensation of $563,400 representing the 60,000 shares of common stock at $9.39 per share that were unearned at March 31, 2010. Please tell us why you believe such treatment is appropriate and explain why it appears no amounts were recognized as consulting expense during the quarter ended June 30, 2010. As part of your response, please provide us with the accounting guidance you relied upon in determining your treatment. Please note that your presentation of deferred compensation within shareholders' equity does not appear to comply with the guidance prescribed in ASC 505-50-45-1. Please advise or revise your presentation accordingly. We may have further comment upon receipt of your response.

RESPONSE:  The value of $5.48 per share was determined using the average daily closing price of the Company's common stock for the period from January 1, 2010 through March 31, 2010.  Although the Company failed to update the disclosure in Note 7, consulting expense in the amount of $104,200 was recorded for the quarter ended June 30, 2010 for the shares earned during the period.  This amount was based on the average daily closing price of the Company’s common stock for the three months ended June 30, 2010 and applying the remeasurement provisions of ASC 505-50-55-31/32 where there is no performance commitment before the completion of performance and all terms are known up front.

The Company also acknowledges the staff’s comment regarding the presentation of deferred compensation within shareholders’ equity and will ensure that all future filings, both in the statement of stockholders’ equity and in notes to the financial statements, give effect to the current guidance as set forth in ASC 505 and ASC 718.

Quarterly Report on Form 10-0 for the Quarter ended September 30.2010

Notes to the Consolidated Financial Statements (Unaudited), page 4
Note 2 - Summary of Significant Accounting Policies, page 5
Investments, page 6

18.
Please tell us what accounting consideration was given to the stock options granted to you to purchase an additional five million shares of Apollo Mineral common stock as part of your purchase of the 19.9% equity interest in Apollo Minerals. Your response to us should include the value assigned to such options, if any, or if no value was assigned, please explain why.

RESPONSE: The Company did not assign any value to the options to purchase an additional five million shares of Apollo Minerals common stock as these options may only be exercised in order for the Company to maintain its 19.9% stake in the investee should it issue additional common shares in the future.  The Company also believes that any value that would be assigned to the options would not change the overall accounting for the purchase of Apollo Minerals equity securities as a cost method investment.

19.
Furthermore, reference is made to the third paragraph on page 7 with respect to the off-take rights the company will obtain from Apollo Minerals upon completion of all regulatory approvals. Please provide us with an update on the current status of regulatory approvals. Also, tell us your planned accounting treatment the off-take rights, including what value, if any, will be assigned to such rights, or if no value will be assigned, please explain why. Please include the authoritative accounting literature that supports your basis for your conclusions as part of your next response to us.

RESPONSE: Apollo Minerals has obtained shareholder and regulatory approval of the off-take rights to allow the Company to purchase no less than 15% of the iron ore production from Apollo Minerals’ Mount Oscar Mining Project at market rates. Since the Company will purchase the iron ore production at market rates, the future iron ore transactions between Apollo Minerals and the Company would be considered arms’ length transactions.  As a result, although the off-take rights meet the contractual-legal criterion for a separately identifiable intangible asset as described in ASC 805, these rights do not contain any terms that are favorable relative to market terms, therefore the Company believes that no value should be assigned to the off-take rights.

Exhibits 31.1 and 31.2

20.	Please confirm that in future filings you will remove the words "nine months" from your certification required by Rule 13a-14(a) of the Exchange Act.

RESPONSE: The Company confirms that in future filings the certification required by Rule 13a-14(a) of the Exchange Act will not contain the words “nine months.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company trusts the foregoing sufficient responds to the staff’s comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Kexuan Yao, CEO
Li & Company, PC

EXHIBIT A

CHINA ARMCO METALS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended	For the Three Months Ended
	March 31, 2010	March 31, 2009
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$53,224	$297,462
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities
Depreciation expense	24,415	18,033
Amortization expense	11,482	39,648
Change in fair value of derivative liability	321,754	(169,826)
Stock based compensation	169,494	-
Changes in operating assets and liabilities:
Accounts receivable	14,986,098	1,907,901
Inventories	458,375	(1,623,282)
Advance on purchases	422,443	352,071
Prepayments and other current assets	(2,503,657)	82,565
Accounts payable	640,907	5,274,564
Customer deposits	467,609	(521,128)
Taxes payable	(846,233)	(263,217)
Accrued expenses and other current liabilities	1,256,788	(244,474)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,462,699	5,150,317

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from release of pledged deposits	564,495	-
Payment made towards pledged deposits	-	(2,943,372)
Purchases of property and equipment	(5,536,245)	(1,065,260)
NET CASH USED IN INVESTING ACTIVITIES	(4,971,750)	(4,008,632)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of loans payable	(17,022,321)	-
Proceeds from long-term debt	1,462,822	(2,914,345)
Amounts received from (paid to) related parties	1,835,137	(196,973)
Exercise of warrants	6,621,652	25,000
NET CASH USED IN FINANCING ACTIVITIES	(7,102,710)	(3,086,318)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(6,958)	5,693
NET CHANGE IN CASH	3,381,281	(1,938,940)
Cash at beginning of period	743,810	3,253,563
Cash at end of period	$4,125,091	$1,314,623

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Interest paid	$338,133	$18,036
Taxes paid	$974,865	$-

EXHIBIT B
China Armco Metals, Inc. and Subsidiaries
Consolidated Statement of Stockholders’ Equity (Unaudited)
For the Nine Months Ended September 30, 2010

	Common Stock, $0.001 Par Value
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2009	10,310,699	$10,310	$1,880,466	$14,936,915	$297,681	$17,125,372
Issuance of common stock upon exercise of warrants to purchase 1,324,346 common shares at $5.00 per share for the three-month period ending March 31, 2010	1,324,346	1,325	6,620,405			6,621,730
Issuance of 78,217 common shares upon cashless exercise of warrants to purchase 167,740 common shares at $5.00 per share for the three-month period ending March 31, 2010	78,217	78	(78)			-
Extinguishment of derivative liability associated with the exercise of warrants to purchase common stock for the three-month period ending March 31, 2010			1,875,107			1,875,107
Reclassification of derivative liability to additional paid-in capital associated with the waiver of anti-dilution provision of warrants to purchase 1,074,048 common shares			1,292,227			1,292,227
Issuance of common stock upon exercise of warrants to purchase 13,806 common shares at $5.00 per share for the three-month period ending June 30, 2010	13,806	14	69,016			69,030
Reclassification of derivative liability to additional paid-in capital associated with the exercise of warrants to purchase 13,806 common shares			21,229			21,229
Sale of common stock and warrants at $6.50 per unit on April 20, 2010	1,538,464	1,538	9,111,435			9,112,973
Issuance of common stock upon exercise of options to purchase 1,400,000 common shares at $5.00 per share for the three-month period ending June 30, 2010	1,400,000	1,400	6,998,600			7,000,000
Issuance of common stock to China Direct Industries, Inc. for consulting services	80,000	80	283,542			283,622
Issuance of common stock to Bespoke for consulting services	22,500	23	78,502			78,525
Issuance of common stock to Chaoyang Steel for loan guarantee services	500,000	500	124,832			125,332
Stock-based compensation expense			179,370			179,370
Issuance of restricted stock to Director pursuant to 2009 Stock Incentive Plan for future services valued at $3.28 per share granted on September 16, 2010	6,250	6	(6)			-
Net loss				(594,102)		(594,102)
Foreign currency translation gain					790,597	790,597
Balance, September 30, 2010	15,274,282	$15,274	$28,534,647	$14,342,813	$1,088,278	$43,981,012

EXHIBIT C

DOTY SCOTT ENTERPRISES, INC.

August 4, 2010

Mr. Kexuan Yao
CEO
China Armco Metals, Inc.
One Waters Park Drive, Suite 98
San Mateo, CA 94403

Dear Mr. Yao:

This letter includes DS Enterprises, Inc. ("DSE") valuation summary report for China Armco Metals, Inc. (herein referenced as "the Company" or "CNAM") as of June 30. 2010. We were asked to assess specific Company Private Placement Warrants (herein referenced as "Warrants") as of June 30. 2010 purposes of determining the proper accounting treatment and valuation as set forth in the Statement of Financial Accounting Standard No. 133 (herein referenced as "FAS 133") and EITF 00-19 and EITF 07-05. To accomplish that task, we evaluated and analyzed the Warrants issued by the Company in July/August of 2008. In addition we valued the non-derivative warrants issued in April 2010.

Derivative Fair Value

The fair value of all CNAM derivatives as of 6/30/10 are:

Valuation Date:	6/30/2010
Warrants Issued	186,307
Warrants Value	**123,289**

12707 High Bluff Drive Suite 200 • San Diego, CA. • 92130
Phone: (858) 350-4207 • Fax: (775) 369-6073
www.dotyscott.com
Valuations—Restructuring—Interim Management—Equity & Debt Placement—M&A—Investor Insight

DOTY SCOTT ENTERPRISES, INC.

DOTY SCOTT
ENTERPRISES

Financial Advisory Services

China Armco Metals, Inc.

Derivative Valuation – Warrants

As of June 30. 2010

12707 High Bluff Drive Suite 200 • San Diego, CA. • 92130
Phone: (858) 350-4207 • Fax: (775) 369-6073
www.dotyscott.com
Valuations—Restructuring—Interim Management—Equity & Debt Placement—M&A—Investor Insight

China Armco Metals, Inc. 7/23/2010

Table of Contents

I. Warrants Summary

II. Derivative Analysis

III. Derivative Valuation

IV. Work Product Summary

Appendices

- ☐ Certification of Independence
- ☐ Qualifications

DSE

China Armco Metals, Inc. 7/23/2010

I. Warrants

Description of Warrants

Between July and August 2008, China Armco Metals, Inc. ("Company" or "CNAM") sold $7,419,729 (net proceeds of $6,585,468) worth of securities to 92 accredited investors (referred to as the "the Holder") through the sale of 24.73 units (the "2008 Offering") based on a Private Placement Subscription Agreement. Each unit sold in the 2008 Offering consists of 100,000 shares of Common Stock, $.001 par value per share at a per share purchase price of $3.00, and five year warrants to purchase 100,000 shares of Common Stock with an exercise price of $5.00 per share (the "Warrants"). In connection with the 2008 Offering, the Company issued 2,486,649 shares of Common Stock, and granted 2,728,913 Warrants including 242,264 Warrants granted to broker-dealers, all of which has been earned upon issuance.

As of the 3/31/10 valuation period 1,497,086 Warrants were exercised and the terms modified for 1,031,715 Warrants were modified and no longer required derivative treatment. As of the 6/30/10 valuation period 13,806 Warrants were exercised. The balance of Warrants is 186,307 as of 6/30/10.

Warrants Summary

Because the warrants have reset features (full reset feature and certain anti-dilution rights) based upon the issuance of equity securities by the Company in the future, they are subject to derivative liability treatment under EITF 07-05. EITF 07-05 becomes effective for the Company on January 1, 2009. As of January 1, 2009 the Warrants should be measured at fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

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II. Derivative Analysis

Derivatives Analysis - Conclusion:

Based on our analysis of determining the proper accounting treatment and valuation as set forth in the Statement of Financial Accounting Standard No. 133 (herein referenced as "FAS 133"), EITF 00-19, and EITF 07-05, the warrants should be treated as a derivative liability.

The Warrant valuation includes the:

1. Full ratchet reset feature

The Warrants derivative features should be treated as a derivative liability based on the guidance in FAS 133 and EITF 07-05. Derivative financial instruments should be recorded as liabilities in the consolidated balance sheet and measured at fair value. When available, quoted market prices are used in determining fair value. DSE's estimate of fair value used quoted market prices of the underlying financial instrument and valued the warrants using a multinomial lattice models.

For purposes of this engagement and report, we utilized fair value as the basis for formulating our opinion which has been defined by the Financial Accounting Standards Board ("FASB") as "the amount for which an asset (or liability) could be exchanged in a current transaction between knowledgeable, unrelated willing parties when neither party is acting under compulsion". The FASB has provided guidance that its definition of fair value is consistent with the definition of fair market value in IRS Rev. Rule 59-60. In determining the fair value of the derivatives we assumed that the Company's business would be conducted as a going concern. These derivative liabilities will need to be marked-to-market each quarter with the change in fair value recorded in the income statement.

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III. Derivative Valuation

Valuation of Derivatives Liabilities

DSE developed a lattice model that values the derivative liability of the warrants based on a probability weighted discounted cash flow model. This model is based on future projections of the various potential outcomes. The features that were analyzed and incorporated into the model included the exercise feature and the full ratchet reset.

Based on these features, there are two primary events that can occur; the Holder exercises the Warrants or the Warrants are held to expiration. The model analyzed the underlying economic factors that influenced which of these events would occur, when they were likely to occur, and the specific terms that would be in effect at the time (i.e. stock price, exercise price, volatility, etc.). Projections were then made on these underlying factors which led to a set of potential scenarios. As the result of the large Warrant overhang we accounted for the dilution affects, volatility and market cap to adjust the projections.

Probabilities were assigned to each of these scenarios based on management projections. This led to a cash flow projection and a probability associated with that cash flow. A discounted weighted average cash flow over the various scenarios was completed to determine the value of the derivative warrant liability.

Warrants Valuation Assumptions

The Warrants were valued with the following assumptions:

- The underlying AMEX stock price $2.90 was used as the fair value of the common stock as of 6/30/10;
- The stock price would fluctuate with the CNAM projected volatility. The projected volatility curve for each valuation period was based on the historical volatility of 14 comparable companies in the metal/industrial metals industries:

	1 year	2 year	3 year	4 year	5 year
3/31/10	94%	136%	154%	169%	182%
6/30/10	65%	134%	156%	168%	182%

- The Holder would exercise the warrant at maturity if the stock price was above the exercise price.
- Reset events projected to occur are based on no future projected capital needs;

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China Armco Metals, Inc. 7/23/2010

- The Holder would exercise the warrant as they become exercisable at target prices of $7.50 for the 2008 Offering, and lowering such target as the warrants approached maturity.
- 13,806 warrants have been exercised for this period.

The fair value of all CNAM derivatives as of 6/30/10 is shown in the following table:

Valuation Date:	6/30/2010
Warrants Issued	186,307
Warrants Value	**123,289**

Accounting for the Warrants at the Valuation Dates

In April, 2010 warrant holders exercised 13,806 warrants for cash proceeds of $69,030. This transaction should be booked as follows:

Date	Account	Debit	Credit
4/30/2010	Cash	69,030	
	Common Stock - par		14
	Common Stock - APIC		90,245
	Derivative Liability	21,229	
	Warrant Exercise		

The end of quarter mark to market for the Warrants derivative liability should be booked as follows:

Date	Account	Debit	Credit
6/30/2011	Derivative Liability - Warrants	427,879	
	Change in Fair Value - Derivatives		427,879
	Mark-to-market Warrants		

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China Armco Metals, Inc. 7/23/2010

IV. Work Product Summary

For purposes of this engagement and report, we utilized the *fair value* standard set forth by the Financial Accounting Standards Board, defined as the amount at which the assets (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. We also assumed the Company would continue as an on-going concern and we have accordingly provided for this and various other discount factors.

The approaches and methodologies used in our work are limited as referenced herein and did not comprise an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the fair presentation of financial statements or other financial information presented in accordance with generally accepted accounting principles. We express no opinion and accept no responsibility for the accuracy and completeness of the financial information or other data provided to us by others. We assumed that the financial and other information provided to us was accurate and complete, and we have relied upon this information in performing this engagement.

In performing our work, we were provided with information, including but not limited to the following:

- SEC 8-K and 10-K Filings
- 8/1/2009 Subscription Agreement and 4/20/2010 Subscription Agreement
- 8/1/2009 Warrant Agreement and 4/20/2010 Warrant Agreement
- Management's projections relative to underlying assumptions: future volatility, registration, and future financings , etc.;
- Management details regarding warrants outstanding;

The summary of our procedures is intended solely to provide an overview of our approach. A more detailed description of our procedures and assumptions may be included in a full report. For purposes of this engagement and report, we have made no investigation of, and assume no responsibility for, the titles to, or any liens against, the assets of the Company. We assumed there were no hidden or unexpected conditions associated with the Warrants or the Company that would adversely affect value.

Our work product was conducted in accordance with the *Uniform Standards of Professional Appraisal Practice* (herein referenced as "USPAP") as promulgated by The Appraisal Foundation. In accordance with the professional guidelines established by the American Society of Appraisers, (i) we are independent of the Company and none of the DSE employees or partners who have worked on this engagement has any known or contemplated interest(s) in the Company, (ii) we have

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China Armco Metals, Inc. 7/23/2010

no current or contemplated interest in the matters that are the subject of our analysis and (iii) our fee is not subject to or influenced by the results of our analysis or the opinions expressed herein.

This summary report stating the significant assumptions made, the methodologies employed, and the conclusions reached are solely for the information of, and assistance to, the management of the Company, and are not to be referred to or distributed for any other purposes.

If you have any questions, please call Phil Scott at (858) 350-4207.

Sincerely,

Phil Scott, CFA
pscott@dotyscott.com

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China Armco Metals, Inc. 7/23/2010

Appendices

Appendix A - Warrant Valuation for 4/20/10 Issuance

In addition to the derivative warrants covered in the report, we evaluated and analyzed the Warrants issued by the Company on April 20, 2010. The fair value of the new CNAM warrants issued on 4/20/10 are:

Valuation Date:	4/20/2010
Warrants Issued	1,615,387
Warrants Value	**2,483,938**

Warrants Description

On April 20, 2010 the Company entered into a Securities Purchase Agreement ("2010 Offering") with nine accredited and institutional investors for the sale of 1,538,464 shares of our common stock at an offering price of $6.50 per share resulting in gross proceeds of $10,000,016.

At closing the Company issued the purchasers five year common stock purchase warrants to purchase an additional 1,538,464 shares of our common stock at an exercise price of $7.50 per share. The warrants are exercisable commencing 181 days following issuance. At closing, the Company paid the placement agent for a fee of $500,000 as compensation for their services and issue the firm five-year common stock purchase warrants exercisable for 76,923 shares of common stock at an exercise price of $7.50 per share which are exercisable commencing 181 days following issuance, as well as a $15,000 non-accountable expense allowance to one of the investors in the offering.

Warrants Valuation Assumptions

The Warrants were valued with the following assumptions:

- The underlying AMEX stock price $6.95 was used as the fair value of the common stock as of 4/20/10;
- The stock price would fluctuate with the CNAM projected volatility. The projected volatility curve for each valuation period was based on the historical volatility of 14 comparable companies in the metal/industrial metals industries:

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	1 year	2 year	3 year	4 year	5 year
4/20/10	76%	134%	155%	167%	182%

- The Holder would exercise the warrant at maturity if the stock price was above the exercise price.
- Dilutive reset events projected to occur are based on no future projected capital needs;
- The Holder would exercise the warrant as they become exercisable at target prices of $11.25 for the 2010 Offering, and lowering such target as the warrants approached maturity.
- 1,615387 warrants have been issued on 4/20/10.

Accounting for the Warrants at Issuance

The Warrants and Common Stock issued on 4/20/10 should be booked as follows based on the net proceeds (less placement agent fees and expenses):

Date	Account	Debit	Credit
4/20/2010	Cash	9,485,016	
	Common Stock		1,538
	APIC		9,483,478
	Book Private Placement and Issuance of Investor Warrants		

The warrants issued as part of the 4/20/10 private placement were analyzed to determine appropriate treatment under ASC 815-40. The warrants meet the provisions of EITF 07-5 (ASC 815-40) for the warrants to be considered indexed to the Company's own stock. In addition, the warrants meet all the criteria in EITF 00-19 (ASC 815-40) to receive equity treatment.

More indepth analysis of the terms of the warrants follows:

In order to determine if the warrants are considered indexed to the Company's own stock, the following two step process is required:

Step 1: Evaluate any exercise contingencies
Step 2: Evaluate the instruments settlement provisions

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China Armco Metals, Inc. 7/23/2010

Analysis:

Step #1. The warrant contains no exercise contingencies
Step #2. Evaluation of the instruments settlement provisions.

Initially, a $6.50 Warrant exercise must be settled in common stock at an exercise price of $6.50 per share. As a result, the settlement amount equals the difference between the fair value of the number of shares issuable upon exercise and the total exercise price (# shares times exercise price per share). The $6.50 Warrant exercise price is subject to adjustment for a stock dividend and stock split as provided for in Section 2(a) (a "Stock Dividend and Split").

The "Other Events" clause in Section 2(d) does not give a warrant holder any general "anti-dilution" rights that are included in the scope exemption contemplated in example 17 of EITF 07-05. The reason for this is twofold:

1. The Other Events section is a clause that provides alternative valuation rights in the event that the Company:

   "shall take any action to which the provisions hereof are not strictly applicable, or, if applicable, would not operate to protect the Holder from dilution or if any event occurs of the type contemplated by the provisions of this Section 2 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features); and

Therefore, it is clear from a literal reading of Section 2(d) that it does not contain a general anti-dilution protection for a warrant holder but only amplifies the valuation rights that are applicable to a Stock Dividend and Split, which are the only events that give rise to the rights in Section 2.

With regard to the remaining analysis under EITF 07-05, consider the following:

Exercise price adjustments resulting from the occurrence of a Stock Dividend and Split are considered to be customary anti-dilution provisions. Example 16 of EITF 07-05 describes adjustments resulting from events similar to the ones found in Stock Dividend and Split clause and states, in part, "An implicit assumption in standard pricing models for equity-linked financial instruments is that such events will not occur (or that the strike price of the instrument will be adjusted to offset the dilution caused by such events). Therefore, the only variables that could affect the settlement amount in this example would be inputs to the fair value of a fixed- for-fixed option on equity shares." Example 16 specifically provides that "issuance of shares for an amount below the then current market price" is an event that, implicit in a standard pricing model, will not occur (or that the strike price will be adjusted to offset the dilution).

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China Armco Metals, Inc. 7/23/2010

Step 2 is now met with the $6.50 Warrants which are considered indexed to the Company's own stock under EITF 07-05(ASC 815-40) and the exception provided in paragraph 11(a) of SFAS 133 (ASC 815-10-15) is available to the Company.

Since the warrant is considered indexed to the Company's own stock, the classification of the warrant is evaluated under EITF 00-19 (ASC 815-40). In order to meet the requirement for equity classification under EITF 00-19, the instrument must meet the following criteria for equity classification:

- The contract permits the company to settle in unregistered shares.
    - Condition is met.
- The company has sufficient authorized and unissued shares available to settle the contract, considering all its other commitments.
    - Condition is met.
- The contract contains an explicit limit on the number of shares to be delivered in a share settlement.
    - Condition is met. The limit is explicitly stated as 1,615,387 shares. This limit is only changed under specific anti-dilution provisions (stock splits and dividends) that have been evaluated previously.
- There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (i.e. no "top-off" or "make-whole" provision).
    - Condition is met.
- The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.
    - Condition is met. There is no provision for a warrant holder to receive cash from the Company at its option for settlement of the warrants. The warrant holder does not have a put option. In three specific limited circumstances, included in "Fundamental Transactions" in the Warrant Agreement the warrant holders have a right to a net-cash settlement. This is effectively only a redemption option, as their shares are potentially redeemable only in a transaction where the company is merged or "goes private." In these situations, control of the decision as to whether the transactions occur or not is by the Company (or its controlling shareholders), not the warrant holders. The Company could not be forced to pay cash to the warrant holders while the holders of shares underlying the contract received shares; as discussed below, the warrant holders would only receive cash in transactions where common stockholders are also receiving cash. The three specific Fundamental Transactions where the warrant holders could receive net-cash settlements are:

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China Armco Metals, Inc. 7/23/2010

  - (1) An acquisition primarily for cash In this situation, the common stockholders would also receive cash, which is specifically permissible by Paragraph 27 of EITF 00-19, so the condition would be met. In addition, this is effectively a liquidation of the public company with a final payout to all of the stockholders, and Paragraph 12 of EITF 00-19 indicates that this outcome is to be excluded from the EITF 00-19 analysis.
  - (2) A "going private" transaction as defined in Rule 13e-3 under the Exchange Act. A "going private" transaction as defined in Rule 13e-3 is a transaction where purchases of equity securities, a tender offer for equity securities, or a solicitation by the issuer or an affiliate in connection with a merger or sale of assets reduces the number of stockholders of record below 300. The only practical way to reduce stockholders of record to below 300 would be to exchange their shares for cash. A transaction that is a cash-for-stock exchange is included in (1) above
  - (3) An acquisition, merger or sale with or into a Person not traded on an Eligible Market. In this situation, control of the decision is by the Company, not the warrant holders. Since the control is held by the Company, the warrant holders cannot force a cash settlement.
- There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.
  - Condition is not met.
- There is no requirement in the contract to post collateral at any time or for any reason.
  - Condition is not met.

Conclusion: The $6.50 Warrants should be classified in equity at fair value on the date they are issued without future adjustments to fair value while they qualify to be classified in equity.

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China Armco Metals, Inc. 7/23/2010

Appendix B – Certification

The undersigned hereby certify that;

1. The reported analyses, opinions and conclusions are limited by the reported assumptions and limiting conditions, which are our personal, impartial, unbiased professional analyses, opinions and conclusions.
2. The members of our engagement team have no direct or indirect financial interest in the property that is the subject of this assignment, nor do they have any direct or indirect personal interest with respect to the property or parties involved in the assignment.
3. Neither our employment nor our compensation in connection with the report is in any way contingent on the recommendations reached or values estimated, and this report sets forth all of the assumptions and limiting conditions affecting the analysis, values, and recommendations contained herein.
4. To our best knowledge and belief, this analysis has been prepared in conformity with, and is subject to, the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

This report stating the significant assumptions made, the methodologies employed, and the conclusions reached are solely for the information of, and assistance to, the management of the Company, and are not to be referred to or distributed for any other purposes.

If you have any questions, please call Phil Scott at (858) 350-4207.

Sincerely,

Phil Scott, CFA
DS Enterprises, Inc.
12707 High Bluff Drive, Suite 200
San Diego, CA 92130
pscott@dotyscott.com

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China Armco Metals, Inc. 7/23/2010

Appendix B – Summary Qualifications

Doty/Scott Enterprises, Inc. (DSE) provides independent, unbiased business and professional valuation services. Engagements have included valuations of public and private businesses and related securities, derivative financial instruments, and tangible and intangible assets following requests from auditors, attorneys, executive management, business development corporations, investment bankers and hedge funds. The valuations are required in many contexts including financial reporting, capital budgeting, merger and acquisition transactions, fairness opinions and investment analysis. Our expertise includes the following areas:

- **Equity Incentive Stock Option Valuations** – FASB ASC Topic 718 - *Stock Compensation* and ASC Subtopic 505-50 – *Equity-Based Payments to Non-Employees* (formerly FAS 123R)
- **Derivative Valuations** – FASB ASC 815 – *Derivatives and Hedging* (formerly FAS 133)
- **Purchase Price Allocations** – FASB ASC 805 – *Business Combinations* (formerly FAS 141)
- **Goodwill Impairment Studies** – FASB ASC 350 – *Intangibles-Goodwill and Other* (formerly FAS 142)
- **Impairment Studies** – FASB ASC 360 – *Property, Plant, and Equipment* (formerly FAS 144)
- **Fair Market Valuations** – FASB ASC 820 – *Fair Value Measurements and Disclosures* (formerly FAS 157)
- **Business / Enterprise Valuations**
- **Fairness / Solvency Opinions**
- **Intellectual Property Valuations**
- **Debt, Preferred and Common/Restricted Stock Valuations**
- **Net Asset Valuations (Funds, LP's)**

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China Armco Metals, Inc. 7/23/2010

Phil Scott, CFA
Principal

Twenty years of financial, valuation, corporate advisory, merger and acquisition and restructuring experience. Mr. Scott is a Chartered Financial Analyst designee.

Education

Charter Financial Analyst, member FAASD since 1999
Master in Business Administration Degree in Finance, Summa Cum Laude, from University of San Diego, San Diego, California
BS Degree from California Institute of Technology, Pasadena, California

Professional Affiliations

Member of the CFA Institute
Member of the National Association of Certified Valuation Analysts

Positions Held

Chief Financial Officer:
- Savi Media Group, Inc.
- Quest Oil Corporation
- SurgiCare, Inc.
- Personal Stamp Exchange, Inc.
- The Camden Group, Inc.

Sr. V.P. of Development (M&A):
- Heritage Provider Network, Inc.
- HealthCare Partners, L.P.

Managing Director (Investment Banking/Valuations):
- Doty Scott Enterprises, Inc.
- Herrera Partners, L.P.
- Focus Enterprises, L.P.

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